FILE NO.  _____________


                                   FORM U-3A-2
                                      2002

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
              RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935
                      TO BE FILED ANNUALLY PRIOR TO MARCH 1


                          SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

         SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural and mixed gases for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

         SJI has a 100% ownership interest in South Jersey Resources Group, LLC
         (SJRG) which was formed on April 1, 1996 under the laws of the State of Delaware. SJRG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJRG is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities and other wholesale users in the mid-Atlantic and southern regions of the country.

         SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized on January 15, 1973 under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services. SJE also markets an air quality monitoring system that tests for hazardous airborne particulate on a real-time basis through AirLogics, LLC.

         SJE owns a 50% interest in AirLogics, LLC (AirLogics), a joint venture with GZA GeoEnvironmental, Inc., formed on April 1, 2000 under the laws of the State of Delaware. AirLogics' principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. AirLogics is not a public utility company. It markets a proprietary air monitoring system designed to assist companies involved in environmental clean-up activities.

         SJE owns all of the outstanding common stock of SJ EnerTrade, Inc. (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It provides services for the sale of natural gas to the casino industry in Atlantic City, New Jersey.

         SJE also has a 50% investment in South Jersey Energy Solutions, LLC
         (SJES), a joint venture with Energy East Solutions, Inc. formed June 1, 1999 under the laws of the State of Delaware. SJES's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJES is not a public utility company. It sold electricity on a retail basis in the mid-Atlantic states. In May 2002, SJES ceased selling electricity.

         SJI owns a 50% interest in Millennium Account Services, LLC (Millennium), a joint venture with Conectiv Solutions, LLC formed January 4, 1999 under the laws of the State of Delaware. Millennium's principal location is 2 Regulus Drive, Suite B, Turnersville, New Jersey 08012. Millennium is not a public utility company. It provides meter reading services in southern New Jersey.

         SJI has a 100% ownership interest in Marina Energy LLC (Marina) which was formed on October 1, 2000 under the laws of the State of New Jersey. Marina's principal location is 1 South Jersey

         Plaza, Folsom, New Jersey 08037. Marina develops and operates energy related projects in southern New Jersey. Marina is not a public utility company.

         SJI owns all of the outstanding common stock of Energy & Minerals, Inc.
         (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate and the stock of an inactive nonutility subsidiary.

         EMI owns all of the outstanding common stock of South Jersey Fuel, Inc.
         (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

         SJI owns all of the outstanding common stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

         Neither the claimant or any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

         The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,282 miles of distribution mains. There are 92 miles of mains in the transmission system. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                  During 2002, SJG distributed at retail to residential, commercial and industrial customers 23,178 MMcf of natural or manufactured gas and transported 29,659 MMcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $241.6 million and transportation revenues were $51.0 million. SJG also sold 11,434 MMcf, or $48.1 million, of natural gas at wholesale for resale within the State of New Jersey.

         (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  None

         (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  During 2002, SJG sold 18,546 MMcf, or $67.6 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

                  Also, throughput related to capacity release amounted to 38,048 MMcf, or $5.4 million in revenues, in 2002.

         (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  During 2002, SJG purchased approximately 54,897 MMcf of natural gas from out-of-state sources at a total cost, including related expenses, of $274.4 million.

                  During 2002, SJG purchased and had delivered to it approximately 180 MMcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $1.7 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  No system company holds any direct or indirect interest in an EWG or foreign utility company.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None

                                    EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2003.


                                            SOUTH JERSEY INDUSTRIES, INC.

                                            /s/ David A. Kindlick
                                            -----------------------------------
                                            DAVID A. KINDLICK
                                            Vice President, Treasurer & Chief
                                            Financial Officer



CORPORATE SEAL

ATTEST:

/s/ Richard H. Walker, Jr., Esquire
-----------------------------------
RICHARD H. WALKER, JR., ESQUIRE
Corporate Secretary & Corporate Counsel


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                     Richard H. Walker, Jr., Esquire
                     Corporate Secretary & Corporate Counsel
                     South Jersey Industries, Inc.
                     1 South Jersey Plaza
                     Folsom, New Jersey 08037

                                    EXHIBIT B



                            EWG ORGANIZATIONAL CHART


                     Not applicable. See response to Item 4.

                                             SOUTH JERSEY INDUSTRIES, INC.
                                           CONSOLIDATING STATEMENT OF INCOME
                                     FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                   (In Thousands)

                                            South     South     South
                                   South   Jersey    Jersey    Jersey            Energy &
                                   Jersey    Gas     Energy   Resources Marina   Minerls,  R & T              Elimin.
                                   Indust. Company   Company    Group,  Energy     Inc.    Group,                &          Consd.
                                     Inc.   Consd.    Consd.     LLC     LLC      Consd.    Inc.    Total     Adjust.       Total
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------
Operating Revenues:
  Utility                              $0  $417,263       $0        $0      $0        $0       $0  $417,263  ($31,143)[C] $386,120
  Nonutility                        1,482         0  113,128     4,998     852        95        0   120,555    (1,549)[C]  119,006
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

      Total Operating Revenues      1,482   417,263  113,128     4,998     852        95        0   537,818   (32,692)     505,126
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Operating Expenses:
  Cost of Gas Sold - Utility            0   274,406        0         0       0         0        0   274,406   (31,065)[C]  243,341
  Cost of Sales - Nonutility            0         0  105,242         0       0         0        0   105,242         0      105,242
  Operations                        1,901    42,958    3,662       705     425        24        0    49,675    (1,565)[C]   48,110
  Maintenance                           0     6,101        0         0       0         0        0     6,101         0        6,101
  Depreciation                         61    22,350       17        13      10         0        0    22,451         0       22,451
  Energy and Other Taxes              174    10,574       48         0       0        10        0    10,806         0       10,806
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

      Total Operating Expenses      2,136   356,389  108,969       718     435        34        0   468,681   (32,630)     436,051
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Operating Income                     (654)   60,874    4,159     4,280     417        61        0    69,137       (62)      69,075
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Other Income:
  Equity in Affiliated Companies      746         0      195         0       0         0        0       941         0          941
  Dividends from Subsidiaries      10,700         0        0         0       0         0        0    10,700   (10,700)[A]        0
  Equity in Undistributed
   Earnings of Subs                17,958         0        0         0       0         0        0    17,958   (17,958)[A]        0
  Other                               718       334       44        62      15         0        0     1,173      (639)[C]      534
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

      Total Other Income           30,122       334      239        62      15         0        0    30,772   (29,297)       1,475
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Interest Charges                      519    17,556      168       116      19         0        0    18,378      (702)[C]   17,676
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Preferred Dividend Requirements
 of Subsidiary                          0     3,058        0         0       0         0        0     3,058         0        3,058
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Income Before Income Taxes         28,949    40,594    4,230     4,226     413        61        0    78,473   (28,657)      49,816
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Income Taxes:
  Current Federal and State
   Income Taxes                      (792)    6,275      532     2,077  (2,066)       34        0     6,060         0        6,060
  Deferred Federal and State
   Income Taxes                       329    11,096    1,162      (401)  2,178       (20)       0    14,344         0       14,344
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

      Total Income Taxes             (463)   17,371    1,694     1,676     112        14        0    20,404         0       20,404
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Income from Continuing
 Operations                        29,412    23,223    2,536     2,550     301        47        0    58,069   (28,657)      29,412

Equity in Undistributed Earnings
 of Discontinued Subsidiaries        (424)        0        0         0       0         0        0      (424)      424 [A]        0
Discontinued Operations - Net           0       (30)       0         0       0      (383)     (11)     (424)        0         (424)
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------


      Net Income Applicable to
       Common Stock               $28,988   $23,193   $2,536    $2,550    $301     ($336)    ($11)  $57,221  ($28,233)     $28,988
                                  ======== ========= ======== ========= ======= ========= ======== ========= =========    =========

                                             SOUTH JERSEY INDUSTRIES, INC.
                                     CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                     FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                   (In Thousands)

                                            South     South     South
                                   South   Jersey    Jersey    Jersey            Energy &
                                   Jersey    Gas     Energy   Resources Marina   Minerls,  R & T              Elimin.
                                   Indust. Company   Company    Group,  Energy     Inc.    Group,                &          Consd.
                                     Inc.   Consd.    Consd.     LLC     LLC      Consd.    Inc.    Total     Adjust.       Total
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------
Retained Earnings - Beginning     $67,218   $69,255    ($108)   $2,798      $6  ($13,495) ($7,011) $118,663  ($51,445)[B]  $67,218

Net Income Applicable to
 Common Stock                      28,988    23,193    2,536     2,550     301      (336)     (11)   57,221   (28,233)      28,988
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

                                   96,206    92,448    2,428     5,348     307   (13,831)  (7,022)  175,884   (79,678)      96,206

Dividends Declared - Common
 Stock                             18,204    10,700        0         0       0         0        0    28,904   (10,700)[A]   18,204
                                  -------- --------- -------- --------- ------- --------- -------- --------- ---------    ---------

Retained Earnings - Ending        $78,002   $81,748   $2,428    $5,348    $307  ($13,831) ($7,022) $146,980  ($68,978)     $78,002
                                  ======== ========= ======== ========= ======= ========= ======== ========= =========    =========

                                                  SOUTH JERSEY INDUSTRIES, INC.
                                          CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                          STATEMENT OF INCOME AND RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                          (In Thousands)


[A]  Dividends from Subsidiaries                                                     $10,700
     Equity in Undistributed Earnings
      of Subsidiaries                                                                 17,958

          Investment in Subsidiaries                                                               $17,534
          Equity in Undistributed Earnings
           of Discontinued Subsidiaries                                                                424
          Retained Earnings - Dividends Declared                                                    10,700

     To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey
     Industries, Inc.

[B]  Retained Earnings - 1/1/02                                                       51,445

          Investment in Subsidiaries                                                                51,445

     To eliminate retained earnings of subsidiaries at 1/1/02 previously recorded by South Jersey Industries,
     Inc. under the equity method of accounting.

[C]  Operating Revenues - Utility                                                     31,143
     Operating Revenues - Nonutility                                                   1,549
     Other Income                                                                        639

          Cost of Gas Sold - Utility                                                                31,064
          Operations                                                                                 1,565
          Interest Charges                                                                             702

     To eliminate intercompany revenue and expense.


                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                       AS OF DECEMBER 31, 2002
                                                            (In Thousands)

                                     South     South    South
                          South     Jersey    Jersey   Jersey            Energy &
                          Jersey      Gas     Energy  Resources  Marina  Minerls,   R & T                Elimin.
                          Indust.   Company   Company   Group,   Energy    Inc.     Group,                  &              Consd.
                           Inc.      Consd.    Consd.    LLC      LLC     Consd.     Inc.      Total       Adjust.         Total
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------
Assets

Property, Plant and
 Equipment:
  Utility Plant, at
   original cost               $0  $846,865       $0       $0        $0       $0       $0     $846,865         $0         $846,865
    Accum. Depreciation
     and Amortization           0  (236,813)       0        0         0        0        0     (236,813)         0         (236,813)
  Nonutility Property &
   Equipment, at cost       1,249         0       90       61    54,678    1,380      492       57,950          0           57,950
    Accum. Depreciation      (203)        0      (48)     (20)      (10)    (870)    (277)      (1,428)         0           (1,428)
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

      Property, Plant &
       Equipment - Net      1,046   610,052       42       41    54,668      510      215      666,574          0          666,574
                         --------- --------- -------- --------  -------- --------  -------  ---------- ----------       -----------

Investments:
  Investments in Subs     242,278         0        0        0         0        0        0     $242,278   (242,278)[1]            0
  Available-for-Sale
   Securities                  55     3,407        0        0         0        0        0        3,462          0            3,462
  Restricted                    0         0        0        0     2,080        0        0        2,080          0            2,080
  Investment in
   Affiliates               1,128         0      721        0         0        0        0        1,849          0            1,849
                         --------- --------- -------- --------  -------- --------  -------   ---------- ----------      -----------

      Total Investments   243,461     3,407      721        0     2,080        0        0      249,669   (242,278)           7,391
                         --------- --------- -------- --------  -------- --------  -------   ---------- ----------      -----------

Current Assets:
  Cash & Cash Equivalnts      521     3,580       50       37        90        6        7       $4,291          0            4,291
  Notes Receivable -
   Associated Companies    31,390         0        0   16,085         0    3,710    1,685       52,870    (52,870)0              0
  Notes Receivable -
   Affiliate                    0         0      135        0         0        0        0          135          0              135
  Accounts Receivable          30    61,495   27,628   22,379         0        0        0      111,532    (17,427)0         94,105
  Unbilled Revenues             0    27,570    5,967        0         0        0        0       33,537          0           33,537
  Provision for
   Uncollectibles               0    (2,816)    (144)    (210)        0        0        0       (3,170)         0           (3,170)
  Accounts Receivable -
   Associated Companies     1,604       350        3       27         0        7        3        1,994     (1,994)0              0
  Natural Gas in
   Storage, Average Cost        0    40,769      721        0         0        0        0       41,490          0           41,490
  Materials & Supplies,
   Average Cost                 0     4,156        0        0         0        0        0        4,156          0            4,156
  Assets of Discontinued
   Businesses Held for
   Disposal                   660         0        0        0         0        0        0          660          0              660
  Accumulated Deferred
   Income Taxes                 8         0       34      127         0        0        0          169       (169)[4]            0
  Energy Trading Assets         0         0    6,246   29,202         0        0        0       35,448     (6,359)[8]       29,089
  Prepaid Taxes                 0     2,440        0        0         0        0        0        2,440          0            2,440
  Prepaid Pension             750         0      268        0         0        0        0        1,018     (1,018)]7]            0
  Other Prepayments and
   Current Assets              75     3,435    1,956        6       484        5        5        5,966          0            5,966
                         --------- --------- -------- --------  -------- --------  -------   ---------- ----------      -----------

      Total Current
       Assets              35,038   140,979   42,864   67,653       574    3,728    1,700      292,536    (79,837)         212,699
                         --------- --------- -------- --------  -------- --------  -------   ---------- ----------      -----------

Regulatory and Other
 Non-Current Assets:
  Gross Receipts &
   Franchise Taxes              0     1,811        0        0         0        0        0        1,811          0            1,811
  Environmental
   Remediation Costs            0    54,681        0        0         0        0        0       54,681          0           54,681
  Accumulated Deferred
   Income Taxes               175         0      224        0       517    1,962      103        2,981     (2,981)[5]            0
  Income Taxes -
   Flowthrough Deprec.          0     8,597        0        0         0        0        0        8,597          0            8,597
  Deferred Fuel Costs -
   Net                          0    31,594        0        0         0        0        0       31,594          0           31,594
  Deferred Postretiremnt
   Benefit Costs                0     3,780        0        0         0        0        0        3,780          0            3,780
  Energy Trading Assets         0         0    1,407    2,721         0        0        0        4,128     (1,361)[8]        2,767
  Other Regulatory Assts        0     6,450        0        0         0        0        0        6,450     (1,609)[8]        4,841
  Unamortized Debt
   Discount and Expense         0     5,660        0        0     1,426        0        0        7,086          0            7,086
  Other                        57     7,314        0        0     2,168       15        0        9,554        385 [7]        9,939
                         --------- --------- -------- --------  -------- --------  -------   ---------- ----------      -----------

      Total Regulatory &
       Other Non-Current
       Assets                 232   119,887    1,631    2,721     4,111    1,977      103      130,662     (5,566)         125,096
                         --------- --------- -------- --------  -------- --------  -------   ---------- ----------      -----------

            Total Assets $279,777  $874,325  $45,258  $70,415   $61,433   $6,215   $2,018   $1,339,441  ($327,681)      $1,011,760
                         ========= ========= ======== ========  ======== ========  =======  ========== ==========      ===========


                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                       AS OF DECEMBER 31, 2002
                                                            (In Thousands)

                                     South     South    South
                          South     Jersey    Jersey   Jersey            Energy &
                          Jersey      Gas     Energy  Resources  Marina  Minerls,   R & T                Elimin.
                          Indust.   Company   Company   Group,   Energy    Inc.     Group,                  &              Consd.
                           Inc.      Consd.    Consd.    LLC      LLC     Consd.     Inc.      Total       Adjust.         Total
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------
Capitalization and
 Liabilities

Common Equity:
   Common Stock SJI
    Par Value $1.25 a
     share
    Authorized -
     20,000,000 shares
    Outstanding -
     12,206,474           $15,258        $0       $0       $0        $0       $0       $0      $15,258         $0          $15,258
   Common Stock - Subs          0     5,848       50        0         0   13,283    1,000       20,181    (20,181)[1]            0
   Premium on Com. Stock  150,999   135,317    3,500    2,918     2,000    1,584    7,800      304,118   (153,119)[1]      150,999
   Capital Stock Expense     (565)        0        0        0         0        0        0         (565)         0             (565)
   Accumulated Other
    Comprehensive (Loss)
    Income                      0    (8,689)       0    5,027    (1,438)       0        0       (5,100)      (802)[7]       (5,902)
   Retained Earnings       78,002    81,748    2,428    5,348       307  (13,831)  (7,022)     146,980    (68,978)[1]       78,002
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

     Total Common Equity  243,694   214,224    5,978   13,293       869    1,036    1,778      480,872   (243,080)         237,792
                         --------- --------- -------- --------  -------- --------  --------  ----------- ----------      -----------

Preferred Stock and
 Securities of Subs.:
   Series B, 8% - 16,904
    shares                      0     1,690        0        0         0        0        0        1,690          0            1,690
   8.35% Company -
    Guaranteed Mandatrly
    Redeemable-1,400,000
    shares                      0    35,000        0        0         0        0        0       35,000          0           35,000
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

     Total Preferred
      Stock and
      Securities of
      Subsidiary                0    36,690        0        0         0        0        0       36,690          0           36,690
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

 Long-Term Debt (less
  current maturities &
  sinking fund
  requirements)                 0   199,016        0        0    39,000        0        0      238,016          0          238,016
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

Current Liabilities:
  Notes Payable - Banks    12,600   153,900        0        0         0        0        0      166,500          0          166,500
  Current Maturities of
   Long-Term Debt               0    10,696        0        0         0        0        0       10,696          0           10,696
  Notes Payable -
   Associated Companies    21,480         0   12,875        0    18,100      415        0       52,870    (52,870)]3]            0
  Accounts Payable            786    42,124   18,250   32,327       859       23        1       94,370    (17,713)[2,6]     76,657
  Accounts Payable to
   Associated Companies       282       942      141       69       243       29        2        1,708     (1,708)[2]            0
  Customer Deposits             0     6,924        0        0         0        0        0        6,924          0            6,924
  Accumulated Deferred
   Income Taxes                18    19,844    1,339    3,796         0      (13)       3       24,987       (169)[4]       24,818
  Taxes Accrued              (888)    4,212   (1,065)     686    (1,924)    (117)     (12)         892          0              892
  Environmental
   Remediation Costs           18     4,852        0        0         0      234        0        5,104          0            5,104
  Interest Accrued              0     5,452        0        0         0        0        0        5,452          0            5,452
  Dividends Declared            0        34        0        0         0        0        0           34          0               34
  Energy Trading
   Liabilities                  0         0    5,653   17,880         0        0        0       23,533     (7,968)[8]       15,565
  Derivatives                   0       142        0        0         0        0        0          142          0              142
  Other Current
   Liabilities                132     2,620      423       57       152      443       21        3,848          0            3,848
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

      Total Current
       Liabilities         34,428   251,742   37,616   54,815    17,430    1,014       15      397,060    (80,428)         316,632
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

Deferred Credits & Other
 Non-Current Liabilties:
  Pension and Other
   Postretiremnt Benefts      436    14,206      164        0         0       84      215       15,105        723 [7]       15,828
  Deferred Income Taxes
   - Net                      379    98,536      351        0     1,703      446       10      101,425     (3,535)[5.7]     97,890
  Investment Tax Credits        0     3,819        0        0         0        0        0        3,819          0            3,819
  Environmental
   Remediation Costs           57    43,359        0        0         0    3,635        0       47,051          0           47,051
  Energy Trading
   Liabilities                  0         0    1,149    2,307         0        0        0        3,456     (1,361)[8]        2,095
  Derivatives                   0         0        0        0     2,431        0        0        2,431          0            2,431
  Other                       783    12,733        0        0         0        0        0       13,516          0           13,516
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

    Total Def. Credits &
     Other Non-Current
     Liabilities            1,655   172,653    1,664    2,307     4,134    4,165      225      186,803     (4,173)         182,630
                         --------- --------- -------- --------  -------- --------  -------  ----------- ----------      -----------

        Total
         Capitalization
         and Liabilities $279,777  $874,325  $45,258  $70,415   $61,433   $6,215   $2,018   $1,339,441  ($327,681)      $1,011,760
                         ========= ========= ======== ========  ======== ========  =======  =========== ==========      ===========



                                                    SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                  BALANCE SHEET - DECEMBER 31, 2002


[1]  Common Stock - Subsidiaries                                                            $20,181
     Premium on Common Stock                                                                153,119
     Retained Earnings                                                                       68,978

          Investment in Subsidiaries                                                                       $242,278

     To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

[2]  Accounts Payable - Associated Companies                                                  1,708
     Accounts Payable                                                                           492

           Accounts Receivable - Associated Companies                                                         1,994
           Accounts Receivable                                                                                  206

     To eliminate intercompany accounts receivable and payable.

[3]  Notes Payable - Associated Companies                                                    52,870

           Notes Receivable - Associated Companies                                                           52,870

     To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

[4]  Accumulated Deferred Income Taxes - Current Liability                                      169

           Accumulated Deferred Income Taxes - Current Asset                                                    169

     To net current accumulated DFIT asset and liability

[5]  Accumulated Deferred Income Taxes - Noncurrent liability                                 2,981

           Accumulated Deferred Income Taxes - Noncurrent Asset                                               2,981

     To net noncurrent accumulated DFIT asset and liability

[6]  Accounts Payable                                                                        17,221

           Accounts Receivable                                                                               17,221

     To eliminate intercompany gas receivable and payable between South Jersey Gas Company, South Jersey Energy
     Company and SJ EnerTrade.

[7]  Other Noncurrent Assets                                                                    385
     Accumulated Other Comprehensive (Loss) Income                                              802
     Accumulated Deferred Income Taxes - Noncurrent Liability                                   554

           Prepaid Pension                                                                                    1,018
           Pension and Other Postretirement Benefits                                                            723

     To record minmum pension liability

[8]  Energy Trading Liabilities - Current                                                     7,968
     Energy Trading Liabilities - Non-Current                                                 1,361

           Energy Trading Assets - Current                                                                    1,359
           Energy Trading Assets - Non-Current                                                                1,361
           Other Regulatory Assets                                                                            1,605

     To eliminate mark-to-market of gas contracts between South Jersey Energy Comp


                                                  SOUTH JERSEY GAS COMPANY
                                             CONSOLIDATING STATEMENT OF INCOME
                                       FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                       (In Thousands)

                                                        South Jersey                          Eliminations
                                     South Jersey        Gas Company                                &               Consolidated
                                      Gas Company       Capital Trust          Total           Adjustments              Total
                                    ----------------   ----------------   ----------------    --------------        ---------------
Operating Revenues:
  Utility                                  $415,641                 $0           $415,641            $1,622    [C]        $417,263
  Nonutility                                      0              3,013              3,013            (3,013)   [A]               0
                                    ----------------   ----------------   ----------------    --------------        ---------------

      Total Operating Revenues              415,641              3,013            418,654            (1,391)               417,263
                                    ----------------   ----------------   ----------------    --------------        ---------------

Operating Expenses:
  Cost of Gas Sold - Utility                274,406                  0            274,406                 0                274,406
  Cost of Sales - Nonutility                      0                  0                  0                 0                      0
  Operations                                 41,336                  0             41,336             1,622    [C]          42,958
  Maintenance                                 6,101                  0              6,101                 0                  6,101
  Depreciation                               22,350                  0             22,350                 0                 22,350
  Energy and Other Taxes                     10,574                  0             10,574                 0                 10,574
                                    ----------------   ----------------   ----------------    --------------        ---------------

      Total Operating Expenses              354,767                  0            354,767             1,622                356,389
                                    ----------------   ----------------   ----------------    --------------        ---------------

Operating Income                             60,874              3,013             63,887            (3,013)                60,874
                                    ----------------   ----------------   ----------------    --------------        ---------------

Other Income:
  Equity in Affiliated Companies                  0                  0                  0                 0                      0
  Dividends from Subsidiaries                     0                  0                  0                 0                      0
  Equity in Undistributed Earnings
   of Subs                                        0                  0                  0                 0                      0
  Other                                       3,601                  0              3,601            (3,267)[A,B,D]            334
                                    ----------------   ----------------   ----------------    --------------        ---------------

      Total Other Income                      3,601                  0              3,601            (3,267)                   334
                                    ----------------   ----------------   ----------------    --------------        ---------------

Interest Charges                             23,796                  0             23,796            (6,240)[A,B]           17,556
                                    ----------------   ----------------   ----------------    --------------        ---------------

Preferred Dividend Requirements of
 Subsidiary                                     135              2,923              3,058                 0                  3,058
                                    ----------------   ----------------   ----------------    --------------        ---------------

Income Before Income Taxes                   40,544                 90             40,634               (40)                40,594
                                    ----------------   ----------------   ----------------    --------------        ---------------

Income Taxes:
  Current Federal and State Income
   Taxes                                      6,255                  0              6,255                20    [D]           6,275
  Deferred Federal and State Income
   Taxes                                     11,096                  0             11,096                 0                 11,096
                                    ----------------   ----------------   ----------------    --------------        ---------------

      Total Income Taxes                     17,351                  0             17,351                20                 17,371

Income from Continuing Operations            23,193                 90             23,283               (60)                23,223

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                        0                  0                  0                 0                      0
Discontinued Operations - Net                     0                  0                  0               (30)   [D]             (30)
Cumulative Effect of Accounting
 Change - Net                                     0                  0                  0                 0                      0
                                    ----------------   ----------------   ----------------    --------------        ---------------

      Net Income Applicable to
       Common Stock                         $23,193                $90            $23,283              ($90)               $23,193
                                    ================   ================   ================    ==============        ===============

                                                     SOUTH JERSEY GAS COMPANY
                                           CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                          (In Thousands)


                                                        South Jersey                          Eliminations
                                     South Jersey        Gas Company                                &               Consolidated
                                      Gas Company       Capital Trust          Total           Adjustments              Total
                                    ----------------   ----------------   ----------------    --------------       ----------------
Retained Earnings - Beginning               $69,255                 $0            $69,255                $0                $69,255

Net Income Applicable to Common
 Stock                                       23,193                 90             23,283               (90)                23,193
                                    ----------------   ----------------   ----------------    --------------       ----------------

                                             92,448                 90             92,538               (90)                92,448

Dividends Declared - Common Stock            10,700                 90             10,790               (90) [A]            10,700
                                    ----------------   ----------------   ----------------    --------------       ----------------

Retained Earnings - Ending                  $81,748                 $0            $81,748                $0                $81,748
                                    ================   ================   ================    ==============       ================

                                           SOUTH JERSEY GAS COMPANY
                                  CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                   STATEMENT OF INCOME AND RETAINED EARNINGS
                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                (In Thousands)


  [A]  Other Income                                                                    $90
       Operating Revenues - Nonutility                                               3,013

            Interest Expense                                                                        $3,013
            Retained Earnings - Dividends Declared - Common Stock                                       90

       To eliminate intercompany dividends
       and interest


  [B]  Other Income                                                                  3,227

            Interest Expense                                                                         3,227

       To reclass carrying cost recoveries


  [C]  Operations                                                                    1,622

            Operating Revenues - Utility                                                             1,622

       To reclass reclass profits from appliance service


  [D]  Current Federal and State Income Taxes                                           20
       Discontinued Operations-Net                                                      30

            Other Income                                                                                50

       To properly present income from merchandising


                                                   SOUTH JERSEY GAS COMPANY
                                                 CONSOLIDATING BALANCE SHEET
                                                   AS OF DECEMBER 31, 2002
                                                        (In Thousands)

                                                                   South Jersey                    Eliminations
                                                   South Jersey    Gas Company                          &             Consolidated
                                                    Gas Company   Capital Trust       Total        Adjustments           Total
                                                   -------------  -------------   -------------   -------------       ------------
Assets

Property, Plant and Equipment:

  Utility Plant, at original cost                      $846,865             $0        $846,865              $0           $846,865
  Gas Plant Acquisition Adjustment - Net                      0              0               0               0                  0
  Gas Stored Underground                                      0              0               0               0                  0
    Accumulated Depreciation and Amortization          (236,813)             0        (236,813)              0           (236,813)
  Nonutility Property and Equipment, at cost                  0              0               0               0                  0
    Accumulated Depreciation                                  0              0               0               0                  0
                                                   -------------  -------------   -------------   -------------       ------------

      Property, Plant and Equipment - Net               610,052              0         610,052               0            610,052
                                                   -------------  -------------   -------------   -------------       ------------

Investments:
  Investments in Subsidiaries                             1,082              0           1,082          (1,082)   [1]           0
  Available-for-Sale Securities                           3,407              0           3,407               0              3,407
  Restricted                                                  0              0               0               0                  0
  Investment in Affiliates                                    0              0               0               0                  0
                                                   -------------  -------------   -------------   -------------       ------------

      Total Investments                                   4,489              0           4,489          (1,082)             3,407
                                                   -------------  -------------   -------------   -------------       ------------

Current Assets:
  Cash and Cash Equivalents                               3,580              0           3,580               0              3,580
  Notes Receivable - Associated Companies                     0         36,082          36,082         (36,082)   [1]           0
  Notes Receivable - Affiliate                                0              0               0               0                  0
  Accounts Receivable                                    61,495              0          61,495               0             61,495
  Unbilled Revenues                                      27,570              0          27,570               0             27,570
  Provision for Uncollectibles                           (2,816)             0          (2,816)              0             (2,816)
  Accounts Receivable - Associated Companies                350              0             350               0                350
  Natural Gas in Storage, Average Cost                   40,769              0          40,769               0             40,769
  Materials and Supplies, Average Cost                    4,156              0           4,156               0              4,156
  Assets of Discontinued Businesses Held for
   Disposal                                                   0              0               0               0                  0
  Accumulated Deferred Income Taxes                       1,382              0           1,382          (1,382)   [3]           0
  Prepaid Taxes                                           2,316              0           2,316             124    [4]       2,440
  Energy Trading Assets                                       0              0               0               0                  0
  Prepaid Pension                                        13,000              0          13,000         (13,000)   [5]           0
  Prepayments and Other Current Assets                    3,435              0           3,435               0              3,435
                                                   -------------  -------------   -------------   -------------       ------------

       Total Current Assets                             155,237         36,082         191,319         (50,340)           140,979
                                                   -------------  -------------   -------------   -------------       ------------

Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                        1,811              0           1,811               0              1,811
  Environmental Remediation Costs                        54,681              0          54,681               0             54,681
  Accumulated Deferred Income Taxes                       9,461              0           9,461          (9,461)   [3]           0
  Income Taxes - Flowthrough Depreciation                 8,597              0           8,597               0              8,597
  Deferred Fuel Costs - Net                              48,893              0          48,893         (17,299) [2,6]      31,594
  Deferred Postretirement Benefit Costs                   3,780              0           3,780               0              3,780
  Unamortized Debit Discount and Expense                  5,660              0           5,660               0              5,660
  Energy Trading Assets                                       0              0               0               0                  0
  Other Regulatory Assets                                 6,450              0           6,450               0              6,450
  Other                                                   4,462              0           4,462           2,852    [5]       7,314
                                                   -------------  -------------   -------------   -------------       ------------

       Total Regulatory and Other Non-Current
        Assets                                          143,795              0         143,795         (23,908)           119,887
                                                   -------------  -------------   -------------   -------------       ------------

             Total Assets                              $913,573        $36,082        $949,655        ($75,330)          $874,325
                                                   =============  =============   =============   =============       ============

                                                   SOUTH JERSEY GAS COMPANY
                                                 CONSOLIDATING BALANCE SHEET
                                                   AS OF DECEMBER 31, 2002
                                                        (In Thousands)

                                                                   South Jersey                    Eliminations
                                                   South Jersey    Gas Company                          &             Consolidated
                                                    Gas Company   Capital Trust       Total        Adjustments           Total
                                                   -------------  -------------   -------------   -------------       ------------
Capitalization and Liabilities

Common Equity:
   Common Stock SJG
    Par Value $2.50 a share
    Authorized - 4,000,000 shares
    Outstanding - 2,339,139 shares                       $5,848             $0          $5,848              $0             $5,848
   Common Stock - Subsidiary                                  0          1,082           1,082          (1,082)   [1]           0
   Premium on Common Stock                              135,317              0         135,317               0            135,317
   Capital Stock Expense                                      0              0               0               0                  0
   Accumulated Other Comprehensive Loss                    (233)             0            (233)         (8,456)   [5]      (8,689)
   Retained Earnings                                     81,748              0          81,748               0             81,748
                                                   -------------  -------------   -------------   -------------       ------------

      Total Common Equity                               222,680          1,082         223,762          (9,538)           214,224
                                                   -------------  -------------   -------------   -------------       ------------


Preferred Stock and Securities of Subsidiary:
   Series B, 8%   -16,904 shares                          1,690              0           1,690               0              1,690
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                            0         35,000          35,000               0             35,000
                                                   -------------  -------------   -------------   -------------       ------------

      Total Preferred Stock and Securities of
       Subsidiary                                         1,690         35,000          36,690               0             36,690
                                                   -------------  -------------   -------------   -------------       ------------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                          235,098              0         235,098         (36,082)   [1]     199,016
                                                   -------------  -------------   -------------   -------------       ------------

Current Liabilities:
   Notes Payable - Banks                                153,900              0         153,900               0            153,900
   Current Maturities of Long-Term Debt                  10,696              0          10,696               0             10,696
   Notes Payable - Associated Companies                       0              0               0               0                  0
   Accounts Payable                                      42,124              0          42,124               0             42,124
   Accounts Payable to Associated Companies                 942              0             942               0                942
   Customer Deposits                                      6,924              0           6,924               0              6,924
   Accumulated Deferred Income Taxes                     21,226              0          21,226          (1,382)   [3]      19,844
   Taxes Accrued                                          4,088              0           4,088             124    [4]       4,212
   Environmental Remediation Costs                        4,852              0           4,852               0              4,852
   Interest Accrued                                       5,452              0           5,452               0              5,452
   Dividends Delcared                                        34              0              34               0                 34
   Derivatives                                              142              0             142               0                142
   Other Current Liabilities                              2,620              0           2,620               0              2,620
                                                   -------------  -------------   -------------   -------------       ------------

      Total Current Liabilities                         253,000              0         253,000          (1,258)           251,742
                                                   -------------  -------------   -------------   -------------       ------------

Deferred Credits and Other Non-Current
 Liabilities:
   Pension and Other Postretirement Benefits             10,057              0          10,057           4,149    [5]      14,206
   Deferred Income Taxes - Net                          113,838              0         113,838         (15,302) [3,5]      98,536
   Investment Tax Credits                                 3,819              0           3,819               0              3,819
   Deferred Revenues - Net                               20,145              0          20,145         (20,145)   [2]           0
   Environmental Remediation Costs                       43,359              0          43,359               0             43,359
   Energy Trading Liabilities                                 0              0               0               0                  0
   Derivatives                                                0              0               0               0                  0
   Other                                                  9,887              0           9,887           2,846    [6]      12,733
                                                   -------------  -------------   -------------   -------------       ------------

     Total Def. Credits and Other Non-Current
      Liabilities                                       201,105              0         201,105         (28,452)           172,653
                                                   -------------  -------------   -------------   -------------       ------------

           Total Capitalization and Liabilities        $913,573        $36,082        $949,655        ($75,330)          $874,325
                                                   =============  =============   =============   =============       ============

                                                SOUTH JERSEY GAS COMPANY
                                       CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                            BALANCE SHEET - DECEMBER 31, 2002
                                                     (In Thousands)




[1] Common Stock - Subsidiary                                                    $1,082
    Long-Term Debt                                                               36,082

          Notes Receivable - Assoc. Co.                                                               $36,082
          Investment in Associated Company                                                              1,082

    To eliminate South Jersey Gas Company investment in subsidiary which is maintained on the equity method of accounting.

[2] Deferred Revenues-Net                                                        20,145

          Deferred Fuel Costs-Net                                                                       20,145

    To net deferred fuel costs

[3] Accumulated Deferred Income Tax - Current Liabilities                         1,382
    Accumulated Deferred Income Tax - Def Cr. and
     Non-Current Liabilities                                                      9,461

          Accumulated Deferred Income Tax - Current Asset                                                 1,382
          Accumulated Deferred Income Tax - Non-Current Asset                                             9,461

    To net current and long term portions of accumulated deferred income tax

[4] Prepaid Taxes                                                                   124

          Accrued Taxes                                                                                   124

    To reclassify

[5] Intangible Assets                                                             2,852
    Accumulated Other Comprehensive Loss                                          8,456
    Deferred FIT                                                                  4,554
    Deferred CBT                                                                  1,287

          Prepaid Pension                                                                             13,000
          Pension Liability                                                                            4,149

    To record SJG minimum pension liability

[6] Deferred Fuel Costs                                                           2,846

          Def Credits and Non-Current Liability-Other                                                  2,846

    To reclass overcollected taxes


                                                           SOUTH JERSEY ENERGY COMPANY
                                                        CONSOLIDATING STATEMENT OF INCOME
                                                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                                 (In Thousands)

                                                               SJ                               Eliminations
                                       South Jersey        EnerTrade,                                 &             Consolidated
                                      Energy Company          Inc.               Total           Adjustments            Total
                                      ----------------   ----------------   ----------------    --------------     ----------------
Operating Revenues:
  Utility                                          $0                 $0                 $0                $0                   $0
  Nonutility                                  105,734              7,394            113,128                 0              113,128
                                      ----------------   ----------------   ----------------    --------------     ----------------

      Total Operating Revenues                105,734              7,394            113,128                 0              113,128
                                      ----------------   ----------------   ----------------    --------------     ----------------

Operating Expenses:
  Cost of Gas Sold - Utility                        0                  0                  0                 0                    0
  Cost of Sales - Nonutility                   98,246              6,996            105,242                 0              105,242
  Operations                                    3,635                 27              3,662                 0                3,662
  Maintenance                                       0                  0                  0                 0                    0
  Depreciation                                     17                  0                 17                 0                   17
  Energy and Other Taxes                           48                  0                 48                 0                   48
                                      ----------------   ----------------   ----------------    --------------     ----------------

      Total Operating Expenses                101,946              7,023            108,969                 0              108,969
                                      ----------------   ----------------   ----------------    --------------     ----------------

Operating Income                                3,788                371              4,159                 0                4,159
                                      ----------------   ----------------   ----------------    --------------     ----------------

Other Income:
  Equity in Affiliated Companies                  195                  0                195                 0                  195
  Dividends from Subsidiaries                       0                  0                  0                 0                    0
  Equity in Undistributed Earnings
   of Subs                                        238                  0                238              (238) [A]               0
  Other                                            44                  0                 44                 0                   44
                                      ----------------   ----------------   ----------------    --------------     ----------------

      Total Other Income                          477                  0                477              (238)                 239
                                      ----------------   ----------------   ----------------    --------------     ----------------

Interest Charges                                  168                  0                168                 0                  168
                                      ----------------   ----------------   ----------------    --------------     ----------------

Preferred Dividend Requirements of
 Subsidiary                                         0                  0                  0                 0                    0
                                      ----------------   ----------------   ----------------    --------------     ----------------

Income Before Income Taxes                      4,097                371              4,468              (238)               4,230
                                      ----------------   ----------------   ----------------    --------------     ----------------

Income Taxes:
  Current Federal and State Income
   Taxes                                          384                148                532                 0                  532
  Deferred Federal and State Income
   Taxes                                        1,177                (15)             1,162                 0                1,162
                                      ----------------   ----------------   ----------------    --------------     ----------------

      Total Income Taxes                        1,561                133              1,694                 0                1,694
                                      ----------------   ----------------   ----------------    --------------     ----------------

Income from Continuing Operations               2,536                238              2,774              (238)               2,536

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                          0                  0                  0                 0                    0
Discontinued Operations - Net                       0                  0                  0                 0                    0
Cumulative Effect of Accounting
 Change - Net                                       0                  0                  0                 0                    0
                                      ----------------   ----------------   ----------------    --------------     ----------------

      Net Income Applicable to
       Common Stock                            $2,536               $238             $2,774             ($238)              $2,536
                                      ================   ================   ================    ==============     ================

                                             SOUTH JERSEY ENERGY COMPANY
                                    CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                    FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                     (In Thousands)

                                       South Jersey            SJ                               Eliminations
                                          Energy           EnerTrade,                                 &             Consolidated
                                          Company             Inc.               Total           Adjustments            Total
                                      ----------------   ----------------   ----------------    --------------     ----------------
Retained Earnings - Beginning                   ($108)           ($1,221)           ($1,329)           $1,221  [B]           ($108)

Net Income Applicable to Common
 Stock                                          2,536                238              2,774              (238) [A]           2,536
                                      ----------------   ----------------   ----------------    --------------     ----------------

                                                2,428               (983)             1,445               983                2,428

Dividends Declared - Common Stock                   0                  0                  0                 0                    0
                                      ----------------   ----------------   ----------------    --------------     ----------------

Retained Earnings - Ending                     $2,428              ($983)            $1,445              $983               $2,428
                                      ================   ================   ================    ==============     ================

                                           SOUTH JERSEY ENERGY COMPANY
                                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                    STATEMENT OF INCOME AND RETAINED EARNINGS
                                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                 (In Thousands)


    [A] Investment in Subsidiary                                                         $238

              Equity in Undistributed Earnings of Subsidiary                                            $238


        To eliminate intercompany dividends and equity in undistributed earnings recorded by South Jersey Energy
        Company.

    [B] Retained Earnings                                                               1,221

              Investment in Subsidiary                                                                 1,221

        To eliminate retained earnings of subsidiary at 1/1/2002 previously recorded by South Jersey Energy Company,
        Inc. under the equity method of accounting.


                                                      SOUTH JERSEY ENERGY COMPANY
                                                      CONSOLIDATING BALANCE SHEET
                                                        AS OF DECEMBER 31, 2002
                                                              (In Thousands)

                                                                         SJ                           Eliminations
                                                  South Jersey       EnerTrade,                            &           Consolidated
                                                 Energy Company         Inc.           Total          Adjustments          Total
                                                 --------------     ------------   ------------      ------------      ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                           $0               $0             $0                $0                $0
  Gas Plant Acquisition Adjustment - Net                     0                0              0                 0                 0
  Gas Stored Underground                                     0                0              0                 0                 0
    Accumulated Depreciation and Amortization                0                0              0                 0                 0
  Nonutility Property and Equipment, at cost                87                3             90                 0                90
    Accumulated Depreciation                               (46)              (2)           (48)                0               (48)
                                                 --------------     ------------   ------------      ------------      ------------

      Property, Plant and Equipment - Net                   41                1             42                 0                42
                                                 --------------     ------------   ------------      ------------      ------------

Investments:
  Investments in Subsidiaries                              617                0            617              (617)  [1]           0
  Available-for-Sale Securities                              0                0              0                 0                 0
  Restricted                                                 0                0              0                 0                 0
  Investment in Affiliates                                 721                0            721                 0               721
                                                 --------------     ------------   ------------      ------------      ------------

      Total Investments                                  1,338                0          1,338              (617)              721
                                                 --------------     ------------   ------------      ------------      ------------

Current Assets:
  Cash and Cash Equivalents                                 50                0             50                 0                50
  Notes Receivable - Associated Companies                    0                0              0                 0                 0
  Notes Receivable - Affiliate                             135                0            135                 0               135
  Accounts Receivable                                   26,377            1,251         27,628                 0            27,628
  Unbilled Revenues                                      5,967                0          5,967                 0             5,967
  Provision for Uncollectibles                            (144)               0           (144)                0              (144)
  Accounts Receivable - Associated Companies                 2                1              3                 0                 3
  Natural Gas in Storage, Average Cost                     721                0            721                 0               721
  Materials and Supplies, Average Cost                       0                0              0                 0                 0
  Assets of Discontinued Businesses Held for
   Disposal                                                  0                0              0                 0                 0
  Accumulated Deferred Income Taxes                         34                0             34                 0                34
  Prepaid Taxes                                              0                0              0                 0                 0
  Energy Trading Assets                                  6,246                0          6,246                 0             6,246
  Prepaid Pension                                          268                0            268                 0               268
  Prepayments adn Other Current Assets                   1,953                3          1,956                 0             1,956
                                                 --------------     ------------   ------------      ------------      ------------

       Total Current Assets                             41,609            1,255         42,864                 0            42,864
                                                 --------------     ------------   ------------      ------------      ------------

Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                           0                0              0                 0                 0
  Environmental Remediation Costs                            0                0              0                 0                 0
  Accumulated Deferred Income Taxes                        220                4            224                 0               224
  Income Taxes - Flowthrough Depreciation                    0                0              0                 0                 0
  Deferred Fuel Costs - Net                                  0                0              0                 0                 0
  Deferred Postretirement Benefit Costs                      0                0              0                 0                 0
  Energy Trading Assets                                  1,407                0          1,407                 0             1,407
  Other Regulatory Assets                                    0                0              0                 0                 0
  Other                                                      0                0              0                 0                 0
                                                 --------------     ------------   ------------      ------------      ------------

       Total Regulatory and Other Non-Current
        Assets                                           1,627                4          1,631                 0             1,631
                                                 --------------     ------------   ------------      ------------      ------------

             Total Assets                              $44,615           $1,260        $45,875             ($617)          $45,258
                                                 ==============     ============   ============      ============      ============

                                                      SOUTH JERSEY ENERGY COMPANY
                                                      CONSOLIDATING BALANCE SHEET
                                                        AS OF DECEMBER 31, 2002
                                                              (In Thousands)

                                                                         SJ                           Eliminations
                                                  South Jersey       EnerTrade,                            &           Consolidated
                                                 Energy Company         Inc.           Total          Adjustments          Total
                                                 --------------     ------------   ------------      ------------      ------------
Capitalization and Liabilities

Common Equity:
   Common Stock SJE
    No Par Value
    Authorized - 2,500 shares
    Outstanding - 500 shares                               $50               $0            $50                $0               $50
   Common Stock - Subsidiaries                               0                1              1                (1)  [1]           0
   Premium on Common Stock                               3,500            1,599          5,099            (1,599)  [1]       3,500
   Capital Stock Expense                                     0                0              0                 0                 0
   Accumulated Other Comprehensive Loss                      0                0              0                 0                 0
   Retained Earnings                                     2,428             (983)         1,445               983   [1]       2,428
                                                 --------------     ------------   ------------      ------------      ------------

      Total Common Equity                                5,978              617          6,595              (617)            5,978
                                                 --------------     ------------   ------------      ------------      ------------


Preferred Stock and Securities of Subsidiary:
   Series B, 8% - 16,904  shares                             0                0              0                 0                 0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                           0                0              0                 0                 0
                                                 --------------     ------------   ------------      ------------      ------------

      Total Preferred Stock and Securities of
       Subsidiary                                            0                0              0                 0                 0
                                                 --------------     ------------   ------------      ------------      ------------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                               0                0              0                 0                 0
                                                 --------------     ------------   ------------      ------------      ------------

Current Liabilities:
   Notes Payable - Banks                                     0                0              0                 0                 0
   Notes Payable - Affiliate                                 0                0              0                 0                 0
   Current Maturities of Long-Term Debt                      0                0              0                 0                 0
   Notes Payable - Associated Companies                 12,750              125         12,875                 0            12,875
   Accounts Payable                                     17,763              487         18,250                 0            18,250
   Accounts Payable to Associated Companies                141                0            141                 0               141
   Customer Deposits                                         0                0              0                 0                 0
   Accumulated Deferred Income Taxes                     1,316               23          1,339                 0             1,339
   Taxes Accrued                                        (1,074)               9         (1,065)                0            (1,065)
   Environmental Remediation Costs                           0                0              0                 0                 0
   Interest Accrued                                          0                0              0                 0                 0
   Dividends Declared                                        0                0              0                 0                 0
   Energy Trading Liabilities                            5,653                0          5,653                 0             5,653
   Other Current Liabilities                               423                0            423                 0               423
                                                 --------------     ------------   ------------      ------------      ------------

      Total Current Liabilities                         36,972              644         37,616                 0            37,616
                                                 --------------     ------------   ------------      ------------      ------------

Deferred Credits and Other Non-Current
 Liabilities:
   Pension and Other Postretirement Benefits               162                2            164                 0               164
   Deferred Income Taxes - Net                             354               (3)           351                 0               351
   Investment Tax Credits                                    0                0              0                 0                 0
   Environmental Remediation Costs                           0                0              0                 0                 0
   Energy Trading Liabilities                            1,149                0          1,149                 0             1,149
   Derivatives                                               0                0              0                 0                 0
   Other                                                     0                0              0                 0                 0
                                                 --------------     ------------   ------------      ------------      ------------

     Total Def. Credits and Other Non-Current
      Liabilities                                        1,665               (1)         1,664                 0             1,664
                                                 --------------     ------------   ------------      ------------      ------------

           Total Capitalization and Liabilities        $44,615           $1,260        $45,875             ($617)          $45,258
                                                 ==============     ============   ============      ============      ============

                                                   SOUTH JERSEY ENERGY COMPANY
                                            CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                 BALANCE SHEET - DECEMBER 31, 2002
                                                          (In Thousands))



 [1]   Common Stock - Subsidiary                                                            $1
       Premium on Common Stock                                                           1,599

           Retained Earnings                                                                                 $983
           Investment in Subsidiary                                                                           617

       To eliminate South Jersey Energy Company, Inc. investment in subsidiary which is maintained on the equity method of accounting.


                                                              ENERGY & MINERALS, INC.
                                                         CONSOLIDATING STATEMENT OF INCOME
                                                   FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                                  (In Thousands)

                                                                     South                       Eliminations
                                                   Energy &       Jersey Fuel                          &            Consolidated
                                                Minerals, Inc.   Company, Inc.       Total        Adjustments           Total
                                                --------------   --------------   ------------   -------------     --------------
Operating Revenues:
  Utility                                                  $0               $0             $0              $0                 $0
  Nonutility                                               95                0             95               0                 95
                                                --------------   --------------   ------------   -------------     --------------

      Total Operating Revenues                             95                0             95               0                 95
                                                --------------   --------------   ------------   -------------     --------------

Operating Expenses:
  Cost of Gas Sold - Utility                                0                0              0               0                  0
  Cost of Sales - Nonutility                                0                0              0               0                  0
  Operations                                               24                0             24               0                 24
  Maintenance                                               0                0              0               0                  0
  Depreciation                                              0                0              0               0                  0
  Energy and Other Taxes                                   10                0             10               0                 10
                                                --------------   --------------   ------------   -------------     --------------

      Total Operating Expenses                             34                0             34               0                 34
                                                --------------   --------------   ------------   -------------     --------------

Operating Income                                           61                0             61               0                 61
                                                --------------   --------------   ------------   -------------     --------------

Other Income:
  Equity in Affiliated Companies                            0                0              0               0                  0
  Dividends from Subsidiaries                               0                0              0               0                  0
  Equity in Undistributed Earnings of Subs                (80)               0            (80)             80  [A]             0
  Other                                                     0                0              0               0                  0
                                                --------------   --------------   ------------   -------------     --------------

      Total Other Income                                  (80)               0            (80)             80                  0
                                                --------------   --------------   ------------   -------------     --------------

Interest Charges                                            0                0              0               0                  0
                                                --------------   --------------   ------------   -------------     --------------

Preferred Dividend Requirements of Subsidiary               0                0              0               0                  0
                                                --------------   --------------   ------------   -------------     --------------

Income Before Income Taxes                                (19)               0            (19)             80                 61
                                                --------------   --------------   ------------   -------------     --------------

Income Taxes:
  Current Federal and State Income Taxes                   34                0             34               0                 34
  Deferred Federal and State Income Taxes                 (20)               0            (20)              0                (20)
                                                --------------   --------------   ------------   -------------     --------------

      Total Income Taxes                                   14                0             14               0                 14
                                                --------------   --------------   ------------   -------------     --------------

Income from Continuing Operations                         (33)               0            (33)             80                 47

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                  0                0              0               0                  0
Discontinued Operations - Net                            (303)             (80)          (383)              0               (383)
Cumulative Effect of Accounting Change - Net                0                0              0               0                  0
                                                --------------   --------------   ------------   -------------     --------------

      Net Income Applicable to Common Stock             ($336)            ($80)         ($416)            $80              ($336)
                                                ==============   ==============   ============   =============     ==============

                                                    ENERGY & MINERALS, INC.
                                        CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                        (In Thousands)

                                                                     South                       Eliminations
                                                   Energy &       Jersey Fuel                          &            Consolidated
                                                Minerals, Inc.   Company, Inc.       Total        Adjustments           Total
                                                --------------   --------------   ------------   -------------     --------------

Retained Earnings - Beginning                        ($13,495)         ($1,712)      ($15,207)         $1,712  [B]      ($13,495)

Net Income Applicable to Common Stock                    (336)             (80)          (416)             80  [A]          (336)
                                                --------------   --------------   ------------   -------------     --------------

                                                      (13,831)          (1,792)       (15,623)          1,792            (13,831)

Dividends Declared - Common Stock                           0                0              0               0                  0
                                                --------------   --------------   ------------   -------------     --------------

Retained Earnings - Ending                           ($13,831)         ($1,792)      ($15,623)         $1,792           ($13,831)
                                                ==============   ==============   ============   =============     ==============

                                                ENERGY & MINERALS, INC.
                                      CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                       STATEMENT OF INCOME AND RETAINED EARNINGS
                                     FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                    (In Thousands)


      [A]  Equity in Undistributed Earnings                                                $80
            of Subsidiary

                Investment in Subsidiary                                                                     $80

           To eliminate equity in undistributed earnings recorded by Energy & Minerals, Inc.

      [B]  Retained Earnings - 1/1/2002                                                  1,712

                Investment in Subsidiaries                                                                 1,712

           To eliminate retained earnings of subsidiary at 1/1/2002 previously recorded by Energy & Minerals, Inc.
           under the equity method of accounting.



                                                          ENERGY & MINERALS, INC.
                                                       CONSOLIDATING BALANCE SHEET
                                                         AS OF DECEMBER 31, 2002
                                                              (In Thousands)


                                                                     South Jersey                 Eliminations
                                                       Energy &      Fuel Company                      &           Consolidated
                                                    Minerals, Inc.       Inc.          Total      Adjustments          Total
                                                    --------------   ------------   -----------   ------------     -------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                              $0             $0            $0             $0                $0
  Gas Plant Acquisition Adjustment - Net                        0              0             0              0                 0
  Gas Stored Underground                                        0              0             0              0                 0
    Accumulated Depreciation and Amortization                   0              0             0              0                 0
  Nonutility Property and Equipment, at cost                  872            508         1,380              0             1,380
    Accumulated Depreciation                                 (776)           (94)         (870)             0              (870)
                                                    --------------   ------------   -----------   ------------     -------------

      Property, Plant and Equipment - Net                      96            414           510              0               510
                                                    --------------   ------------   -----------   ------------     -------------

Investments:
  Investments in Subsidiaries                                (734)             0          (734)           734  [1]            0
  Available-for-Sale Securities                                 0              0             0              0                 0
  Restricted                                                    0              0             0              0                 0
  Investment in Affiliates                                      0              0             0              0                 0
                                                    --------------   ------------   -----------   ------------     -------------

      Total Investments                                      (734)             0          (734)           734                 0
                                                    --------------   ------------   -----------   ------------     -------------

Current Assets:
  Cash and Cash Equivalents                                     0              6             6              0                 6
  Notes Receivable - Associated Companies                   3,710              0         3,710              0             3,710
  Notes Receivable - Affiliate                                  0              0             0              0                 0
  Accounts Receivable                                           0              0             0              0                 0
  Unbilled Revenues                                             0              0             0              0                 0
  Provision for Uncollectibles                                  0              0             0              0                 0
  Accounts Receivable - Associated Companies                    7              0             7              0                 7
  Natural Gas in Storage, Average Cost                          0              0             0              0                 0
  Materials and Supplies, Average Cost                          0              0             0              0                 0
  Assets of Discontinued Businesses Held for
   Disposal                                                     0              0             0              0                 0
  Accumulated Deferred Income Taxes                             0              0             0              0                 0
  Prepaid Taxes                                                 0              0             0              0                 0
  Energy Trading Assets                                         0              0             0              0                 0
  Prepayments and Other Current Assets                          4              1             5              0                 5
                                                    --------------   ------------   -----------   ------------     -------------

       Total Current Assets                                 3,721              7         3,728              0             3,728
                                                    --------------   ------------   -----------   ------------     -------------

Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                              0              0             0              0                 0
  Environmental Remediation Costs                               0              0             0              0                 0
  Accumulated Deferred Income Taxes                         1,492            470         1,962              0             1,962
  Income Taxes - Flowthrough Depreciation                       0              0             0              0                 0
  Deferred Fuel Costs - Net                                     0              0             0              0                 0
  Deferred Postretirement Benefit Costs                         0              0             0              0                 0
  Energy Trading Assets                                         0              0             0              0                 0
  Other Regulatory Assets                                       0              0             0              0                 0
  Other                                                        15              0            15              0                15
                                                    --------------   ------------   -----------   ------------     -------------

       Total Regulatory and Other Non-Current
        Assets                                              1,507            470         1,977              0             1,977
                                                    --------------   ------------   -----------   ------------     -------------

             Total Assets                                  $4,590           $891        $5,481           $734            $6,215
                                                    ==============   ============   ===========   ============     =============



                                                          ENERGY & MINERALS, INC.
                                                       CONSOLIDATING BALANCE SHEET
                                                         AS OF DECEMBER 31, 2002
                                                              (In Thousands)


                                                                     South Jersey                 Eliminations
                                                       Energy &      Fuel Company                      &           Consolidated
                                                    Minerals, Inc.       Inc.          Total      Adjustments          Total
                                                    --------------   ------------   -----------   ------------     -------------

Capitalization and Liabilities

Common Equity:
   Common Stock EMI
    No Par Value
    Authorized - 500,000 shares
    Outstanding - 98,341 shares                           $13,283             $0       $13,283             $0           $13,283
   Common Stock - Subsidiaries                                  0              0             0              0                 0
   Premium on Common Stock                                  1,584          1,058         2,642         (1,058) [1]        1,584
   Capital Stock Expense                                        0              0             0              0                 0
   Accumulated Other Comprehensive Loss                         0              0             0              0                 0
   Retained Earnings                                      (13,831)        (1,792)      (15,623)         1,792  [1]      (13,831)
                                                    --------------   ------------   -----------   ------------     -------------

      Total Common Equity                                   1,036           (734)          302            734             1,036
                                                    --------------   ------------   -----------   ------------     -------------


Preferred Stock and Securities of Subsidiary:
   Series B, 8% - 16,904 shares                                 0              0             0              0                 0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                              0              0             0              0                 0
                                                    --------------   ------------   -----------   ------------     -------------

      Total Preferred Stock and Securities of
       Subsidiary                                               0              0             0              0                 0
                                                    --------------   ------------   -----------   ------------     -------------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                                  0              0             0              0                 0
                                                    --------------   ------------   -----------   ------------     -------------

Current Liabilities:
   Notes Payable - Banks                                        0              0             0              0                 0
   Notes Payable - Affiliate                                    0              0             0              0                 0
   Current Maturities of Long-Term Debt                         0              0             0              0                 0
   Notes Payable - Associated Companies                         0            415           415              0               415
   Accounts Payable                                            22              1            23              0                23
   Accounts Payable to Associated Companies                    17             12            29              0                29
   Customer Deposits                                            0              0             0              0                 0
   Accumulated Deferred Income Taxes                          (13)             0           (13)             0               (13)
   Taxes Accrued                                             (117)             0          (117)             0              (117)
   Environmental Remediation Costs                             39            195           234              0               234
   Interest Accrued                                             0              0             0              0                 0
   Dividends Declared                                           0              0             0              0                 0
   Energy Trading Liabilities                                   0              0             0              0                 0
   Other Current Liabilities                                  422             21           443              0               443
                                                    --------------   ------------   -----------   ------------     -------------

      Total Current Liabilities                               370            644         1,014              0             1,014
                                                    --------------   ------------   -----------   ------------     -------------

Deferred Credits and Other Non-Current
 Liabilities:
   Pension and Other Postretirement Benefits                   84              0            84              0                84
   Deferred Income Taxes - Net                                397             49           446              0               446
   Investment Tax Credits                                       0              0             0              0                 0
   Environmental Remediation Costs                          2,703            932         3,635              0             3,635
   Energy Trading Liabilities                                   0              0             0              0                 0
   Derivatives                                                  0              0             0              0                 0
   Other                                                        0              0             0              0                 0
                                                    --------------   ------------   -----------   ------------     -------------

     Total Def. Credits and Other Non-Current
      Liabilities                                           3,184            981         4,165              0             4,165
                                                    --------------   ------------   -----------   ------------     -------------

           Total Capitalization and Liabilities            $4,590           $891        $5,481           $734            $6,215
                                                    ==============   ============   ===========   ============     =============

                                                 ENERGY & MINERALS, INC.
                                       CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                            BALANCE SHEET - DECEMBER 31, 2002
                                                     (In Thousands)



[1]    Premium on Common Stock                                                   $1,058
       Investment in Subsidiary                                                     734

           Retained Earnings                                                                      $1,792

      To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.


                 SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS CONTAINED IN REGISTRANT'S FORM 10-K

1. Summary of Significant Accounting Policies:

   Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. We eliminated all significant intercompany accounts and transactions. SJI reclassified some previously reported amounts to conform with current year classifications.

   Equity Investments - We classify equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and/or carry them at their estimated fair value with any changes in unrealized gains or losses included in Other Comprehensive Income (See Note
   8). SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in several affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies in the statements of consolidated income under the caption, Equity in Affiliated Companies (See Note 3).

   Estimates and Assumptions - We prepare our financial statements to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

   Regulation - South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 9). SJG follows the accounting for regulated enterprises prescribed by the Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." In general, Statement No. 71 allows deferral of certain costs and creation of certain obligations when it is probable that these items will be recovered from or refunded to customers in future periods.

   Revenues - SJG, South Jersey Energy Company (SJE) and South Jersey Resources Group, LLC (SJRG) bill customers monthly for gas deliveries. For SJG and SJE retail customers not billed at the end of each month, we make an accrual to recognize unbilled revenues from the date of the last bill to the end of the month. We defer and recognize revenues related to SJG's appliance warranty contracts over the full 12-month term of the contract as earned.

   The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's

   LGAC or other similar recovery mechanism. We pay interest on overcollected LGAC balances based on SJG's approved return on rate base (See Note 9).

   SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Comprehensive Resource Analysis Clause (CRA). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the CRA recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 9 & 14). CRA adjustments are also deferred and do not affect earnings, as these costs are recovered through rates on an ongoing basis.

   Property, Plant and Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

   Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. We periodically review and adjust these estimates as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.9% in 2002 and 2.8% in 2001 and 2000. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired and removal costs less salvage. We compute nonutility property depreciation on a straight-line basis over the estimated useful lives of the property, ranging up to 20 years. We recognize gain or loss on the disposition of nonutility property in net income.

   Impairment of Long-Lived Assets - We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2002, 2001 and 2000, no such circumstances were identified.

   Energy Trading Activities and Derivative Instruments - SJI's regulated and unregulated subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts.

   SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis only and do not directly enter into financially settling positions. SJRG performs this risk management function for these entities and enters into the types of transactions noted above. Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

   Effective January 1, 2001, SJI adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We must record all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value. If the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. If the derivative is designated as a cash flow hedge, we record the effective portion of changes in the fair value of the derivative in other comprehensive income and recognize it in the income statement when the hedged item affects earnings. We recognize ineffective portions of changes in the fair value of cash flow hedges in earnings. As permitted under Statement No. 133, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges.

   SJRG manages its portfolio of purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. Because SJRG's transactions will not necessarily settle physically, SJRG accounts for these contracts at fair value under Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" or Statement No. 133. Under this method of accounting, SJRG measures the difference between the contract price and the fair value of the contracts and records these as Energy Trading Assets or Energy Trading Liabilities on our consolidated balance sheets. For the years ended December 31, 2002 and 2001, we included the net unrealized pre-tax (loss) gain of $(0.5) million and $3.4 million, respectively, on energy trading contracts determined under the mark-to-market method, in Operating Revenues - Nonutility. The Cumulative Effect of a Change in Accounting Principle - Net of $148,000 relates to the adoption of Statement No. 133 on January 1, 2001.

   Beginning in 2002, SJI has presented revenues and expenses from trading in physical power contracts on a net basis in our consolidated statements of income consistent with recent changes in EITF Issue No. 02-03. Consequently, we classified Operating Revenues - Nonutility and Cost of Sales - Nonutility for the year ended December 31, 2001 to conform with this presentation. Because of the difficulty in obtaining certain information, we determined this presentation by netting the energy contract related revenue and expense transactions of SJRG. As a result, we based certain nonutility costs of sales on the transfer prices between SJRG and SJE. Management believes these transfer prices are generally at market, but has had no policy that they be at market. There is no effect on operating income or net income from the above changes in presentation.

   On October 25, 2002, the EITF rescinded its consensus in Issue No. 98-10 effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of the recision, SJI will only mark-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative would be accounted for using the accrual basis of accounting. The effect of this change in accounting will result in a net charge of $426,338 shown as a cumulative effect adjustment effective January 1, 2003. Furthermore, management will designate any contract entered into after December 31, 2002 to hedge physical gas in storage as a cash flow hedge and will account for them accordingly.

   In November 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina Energy LLC's (Marina) tax-exempt Series A variable rate bonds for a 10-year period. The second swap effectively fixes the interest rate of Marina's taxable Series B variable rate bonds at 4.55% for a 6-year period. The notional amount of this second swap decreases by $3.0 million per year beginning in December 2005.

   In January 2002, Marina issued an additional $10.0 million of taxable Series B variable rate bonds. In April 2002, we entered into an interest rate swap contract that effectively fixes the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreases to $8.0 million in December 2003, then to $3.9 million in December 2004, and terminates in December 2005.

   Also in April 2002, SJG entered into two interest rate swap contracts that effectively fix the interest rate at 3.57% through March 15, 2003 on $40.0 million of SJG's debt outstanding under its bank lines.

   We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. We account for these interest rate swaps as cash flow hedges. As of December 31, 2002 and 2001, the market value of these swaps was $(2.6) and $0.5 million, respectively, which represents the amount we would have to pay/be paid by the counterparty to terminate these contracts as of those dates. We include these balances on the 2002 and 2001 consolidated balance sheets under the caption Derivatives. As of December 31, 2002 and 2001, we calculated the swaps to be highly effective; therefore, we record the offset to the hedge asset, net of taxes, in Accumulated Other Comprehensive Loss (See Note 8).

   We determined the fair value of derivative instruments by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

   New Accounting Pronouncements - In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" and Statement No. 143, "Accounting for Asset Retirement Obligations."

   Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. It provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. In 1983, SJG acquired certain gas distribution and operating facilities with an excess of purchase price over net book value of $2.9 million, which was being amortized over 40 years. This acquisition adjustment is deemed to have an indefinite useful life. Accordingly, SJG ceased amortizing the premium on January 1, 2002 upon adoption of Statement No. 142, leaving a carrying amount of $1.6 million, which we reflect in the caption Utility Plant on the consolidated balance sheets. The premium amortization approximated $75,000 in 2001 and 2000.

   Statement No. 143, which will be adopted in 2003, establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, it is our intent to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required at this time.

   SJG recovers certain asset retirement costs through rates charged to customers as an approved component of depreciation expense. When we retire depreciable properties, we charge the original cost thereof, plus cost of removal less salvage, to accumulated depreciation. As of December 31, 2002, SJG had accrued amounts in excess of actual removal costs incurred totaling $41.4 million which is included in utility plant accumulated depreciation. We do not expect the adoption of this statement to materially affect SJI's financial condition or results of operations.

   In August 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective in 2002. This statement prescribes that a single accounting model be used for valuing long-lived assets to be disposed of and broadens the presentation of discontinued operations. The adoption of this statement did not affect SJI's financial condition or results of operations nor do we expect its ongoing application to materially affect SJI's financial statements.

   In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of this statement to materially affect SJI's financial condition or results of operations.

   In November 2002, the FASB released Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." See section on Parental Guarantees under Note 14, Commitment and Contingencies, for discussion.

   In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which is effective for SJI's 2002 annual financial statements and subsequent interim financial reporting. This statement provides alternate methods of transitioning for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement currently have no impact on SJI's financial statements (See Note 4).

   Income Taxes - Deferred income taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 13).

   Other Regulatory Assets - Other Regulatory Assets at December 31, 2002 and 2001 consisted of the following items:


                                           Years        Thousands of Dollars
                                         Remaining       2002            2001
                                         ----------  --------------------------
Environmental Remediation Costs:
 (Notes 9 & 14)
  Expended - Net                              7      $     6,470    $    12,831
  Liability for Future Expenditures           -           48,211         48,790
Income Taxes - Flowthrough
 Depreciation (Note 5)                        9            8,597          9,575
Postretirement Benefit Costs (Note 11)       10            3,780          4,158
Gross Receipts and Franchise
 Taxes (Note 5)                               4            1,811          2,254
Other                                         -            4,841          2,386
                                                     --------------------------
     Total Other Regulatory Assets                   $    73,710    $    79,994
                                                     ==========================

   Each item separately identified is being recovered through utility rate charges without a return on investment over the period indicated. The majority of the assets reflected above under the caption "Other" is currently subject to filings with the BPU requesting recovery. Management believes that all such deferred costs will be permitted to be recovered from ratepayers through future utility rates.

   In addition, SJG has one significant regulatory liability for overcollected taxes totaling $2.8 million and $1.6 million, including interest, as of December 31, 2002 and 2001, respectively. We include these amounts in the caption "Other" under the heading Deferred Credits and Other Non-Current Liabilities and are subject to being returned to ratepayers in future rate proceedings.

   Statements of Consolidated Cash Flows - For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.

2. Preferred Stock and Securities of Subsidiary:

   Redeemable Cumulative Preferred Stock - Annually, SJG is required to offer to purchase 1,500 shares of its Cumulative Preferred Stock, Series B at par value, plus accrued dividends. SJG may not declare or pay dividends or make distributions on its common stock if preferred stock dividends are in arrears. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

   Mandatorily Redeemable Preferred Securities - In 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount.

   SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 4).

3. Divestitures and Affiliations:

   Divestitures - In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 14).

   In 1997, R&T Group, Inc., SJI's construction subsidiary, sold all its operating assets, except some real estate.

   SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 14).

   In 1998, SJE actively traded electricity in the wholesale market, but ceased this activity later that same year and formally exited this segment in 1999.

   SJG operated two retail stores which sold natural gas appliances. The stores were intended to provide gas customers with access to and choice among natural gas appliances. In 2001, SJG formally discontinued this merchandising segment of its operations as those appliances are readily available from other retailers.

   Summarized operating results of the discontinued operations were:

                                                Thousands of Dollars
                                             2002       2001          2000
                                          ---------------------------------
Operating Revenues - Merchandising        $     26   $   1,016   $   1,193
                                          =================================
(Loss) Income before Income Taxes:
  Sand Mining                             $   (467)  $     719   $    (155)
  Construction                                 (17)         78           8
  Fuel Oil                                    (122)       (113)       (123)
  Electric                                       -      (1,150)       (488)
  Merchandising                                (50)       (351)       (128)
Income Taxes                                   232         362         329
                                          ---------------------------------
Loss from Discontinued Operations - Net   $   (424)  $    (455)  $    (557)
                                          =================================
Earnings Per Common Share from
 Discontinued Operations - Net            $  (0.03)  $   (0.03)  $   (0.05)
                                          =================================


   Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie's prior activities. Positive results from sand mining operations in 2001 reflect a settlement with our insurance carrier for previously incurred costs. Wholesale Electric losses increased in 2001 due to the settlement of a creditor claim in bankruptcy.

   Affiliations - In 1996, we formed SJRG to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. Prior to January 1, 2001, SJ EnerTrade, Inc., an SJE subsidiary, and UPR Energy Marketing, Inc. (UPR) each held a 50% non-controlling interest in SJRG. In January 2001, SJRG became a wholly owned subsidiary of SJI when UPR redeemed its 50% interest in SJRG for the book value of its investment of $2.9 million. In 2001, we included SJRG's operations on a consolidated basis. Prior to January 1, 2001, we accounted for SJI's investment in SJRG on the equity method.

   In January 1999, SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey.

   In June 1999, SJE and Energy East Solutions, Inc. (EES) formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electric during 2000, and ceased active operations in May 2002.

   In April 2000, SJE and GZA GeoEnvironmental, Inc. formed Air Logics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

   In October 2000, SJI formed Marina, a wholly owned subsidiary, to develop, construct and operate a $56.6 million thermal energy plant. In December 2000, Marina entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. The plant is scheduled for completion in July 2003.

4. Common Stock:

   SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                       2002         2001         2000
                                    -------------------------------------
Beginning of Year                   11,860,990   11,499,701    11,152,175
New Issues During Year:
  Dividend Reinvestment Plan           338,518      354,809       335,427
  Employees' Stock Ownership Plan        4,162        3,707         3,917
  Stock Option, Stock Appreciation
   Rights and Restricted Stock
   Award Plan                              590          604         5,545
  Directors' Restricted Stock            2,214        2,169         2,637
                                    -------------------------------------
End of Year                         12,206,474   11,860,990    11,499,701
                                    =====================================


   We credited the par value ($1.25 per share) of stock issued in 2002, 2001 and 2000 to Common Stock. We credited the net excess over par value of approximately $10.5 million, $10.6 million and $8.5 million, respectively, to Premium on Common Stock.

   Earnings Per Common Share - We present basic EPS based on the weighted-average number of common shares outstanding. EPS are presented in accordance with FASB Statement No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 77,866, 34,254 and 9,664 shares for the years ended December 31, 2002, 2001 and 2000, respectively. These shares relate to restricted stock and stock options and were calculated using the treasury stock method.

   Stock Option, Stock Appreciation Rights and Restricted Stock Award Plan - Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2002, 2001 and 2000, SJI had -0-, 2,000 and 4,500 options outstanding, respectively, all exercisable at $24.69 per share. No options were granted in 2002, 2001 or 2000. When granted, SJI values stock options to employees using the intrinsic value method. No stock appreciation rights were issued under the Plan. In 1999, we amended the Plan to include restricted stock awards. In 2002, 2001 and 2000, we granted 26,034, 44,384 and 10,267 restricted shares, respectively. These restricted shares vest over a 3-year period and, with the exception of the 2000 award, are subject to SJI achieving certain performance targets. The annual expense associated with these awards was $579,900 in 2002 and $61,300 in both 2001 and 2000.

   Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Newly issued shares of common stock offered through the DRP are issued directly by SJI. All shares offered through the ESOP are also issued directly by SJI. As of December 31, 2002, SJI reserved 1,165,707 and 15,566 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

   Directors' Restricted Stock Plan - Under this Plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was approximately $67,000 for each of the past three years.

   Shareholder Rights Plan - In 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2). The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and will expire if not exercised or redeemed by September 20, 2006.

5. Federal and Other Regulatory Tax Assets and Deferred Credits:

   The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

   The Investment Tax Credit attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

   SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

6. Financial Instruments:

   Restricted Investments - In accordance with the terms of Marina's bond agreements, we are required to invest unused proceeds in high-quality, highly liquid investments pending approved construction expenditures. As of December 31, 2002 and 2001, these residual proceeds totaled $2.1 and $14.4 million, respectively.

   SJRG maintains a margin account with a national investment firm to support its energy trading activities. As of December 31, 2002, the account reflected a $2.4 million balance due to changes in the market value of outstanding contracts. The balance approximated $8.6 million as of December 31, 2001.

   Long-Term Debt - We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2002 and 2001, to be $291.4 and $288.0 million, respectively. Carrying amounts are $248.7 and $269.0 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

   Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2002 and 2001.

7. Segments of Business:

   Information about SJI's operations in different industry segments is presented below:

                                                 Thousands of Dollars
                                             2002         2001       2000
                                          -----------------------------------
Operating Revenues:
  Gas Utility Operations                  $ 417,262    $ 475,462   $ 445,818
  Wholesale Gas Operations                    4,998        6,144           -
  Retail Gas and Other Operations           114,706       96,752      82,761
  On-Site Energy Production                     852            -           -
                                          -----------------------------------
      Subtotal                              537,818      578,358     528,579
  Intersegment Sales                        (32,692)     (32,372)    (15,963)
                                          -----------------------------------
      Total Operating Revenues            $ 505,126    $  545,986  $ 512,616
                                          ===================================
Operating Income:
  Gas Utility Operations                  $   60,874   $   60,463  $  62,618
  Wholesale Gas Operations                     4,280        4,628          -
  Retail Gas and Other Operations              4,159        3,824      3,352
  On-Site Energy Production                      416            -          -
  General Corporate                             (654)        (371)      (506)
                                          -----------------------------------
      Total Operating Income              $   69,075   $   68,544  $  65,464
                                          ===================================

Depreciation and Amortization:
  Gas Utility Operations                  $   24,730   $   23,332  $  22,986
  Wholesale Gas Operations                        12            8          -
  Retail Gas and Other Operations                 84           78         99
  On-Site Energy Production                       10            -          -
  Discontinued Operations                         28           28         19
                                          -----------------------------------
      Total Depreciation and
       Amortization                       $   24,864   $   23,446  $  23,104
                                          ===================================
Property Additions:
  Gas Utility Operations                  $   49,646   $   47,799  $  47,116
  Wholesale Gas Operations                        -            61          -
  Retail Gas and Other Operations                138          163        275
  On-Site Energy Production                   33,925       17,915      2,985
                                          -----------------------------------
      Total Property Additions            $   83,709   $   65,938  $  50,376
                                          ===================================
Identifiable Assets:
  Gas Utility Operations                  $  872,716   $  859,586  $ 842,082
  Wholesale Gas Operations                    62,569       82,596          -
  Retail Gas and Other Operations             44,732       19,092     22,138
  On-Site Energy Production                   60,916       35,672      2,985
  Discontinued Operations                      2,335        2,182      2,243
                                         ------------------------------------
      Subtotal                             1,043,268      999,128    869,448
  Corporate Assets                            40,783       33,505     20,338
  Intersegment Assets                        (72,291)     (43,204)   (19,807)
                                        -------------------------------------
      Total Identifiable Assets           $1,011,760   $  989,429  $ 869,979
                                        =====================================

   Gas Utility Operations consists primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas and electricity acquisition and transportation service companies. On-Site Energy Production consists of Marina's construction and related financing activities (See Note 3).

   SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

8. Comprehensive Income:

   The components of comprehensive income are as follows:

                                                   Thousands of Dollars
                                               2002         2001       2000
                                           -----------------------------------
Net Income Applicable to Common Stock      $   28,988   $   26,562  $  24,184
                                           ===================================
Other Comprehensive (Loss) Income:
  Minimum Pension Liability
   Adjustment - Net                        *   (7,271)      (1,988)         -
  Change in Fair Value of
   Investments - Net  *                          (149)           -          -
  Change in Fair Value of Energy
   Trading Assets / Liabilities - Net*          5,027            -          -
  Change in Fair Value of Other
   Derivatives - Net *                         (1,822)         301          -
                                           -----------------------------------
Total Other Comprehensive Loss                 (4,215)      (1,687)         -
                                           -----------------------------------
Comprehensive Income                        $  24,773   $   24,875  $  24,184
                                           ===================================

* Determined using an effective tax rate of 40.85%.

9. Regulatory Actions:

   In January 1997, the BPU granted SJG a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. Currently, SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 is credited to the LGAC. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

   Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas supplier. As of December 31, 2002, 92,543 of SJG's customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of natural gas costs through the LGAC as well as other costs of service, including deferred costs, through tariffs.

   In November 2001, SJG filed for a $2.7 million rate increase to recover the cash related to a 3-year net deficiency in the TAC. Additionally, in September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a TAC deficiency resulting from warmer-than-normal weather for the 2001-2002 winter.

   Also in November 2001, SJG filed for a $17.6 million reduction to its LGAC. The BPU approved the LGAC reduction effective December 1, 2001 and concurrently approved recovery of SJG's October 31, 2001 underrecovered gas cost balance. As a result, SJG will recover $48.9 million over three years plus interest accrued since April 1, 2001. SJG will also recover interest for the 3-year amortization period at a rate of 5.75%. In May 2002, SJG received approval from the BPU to reduce its overcollected LGAC balance by another $17.6 million through a customer refund. This refund did not affect SJG's net income or financial condition. In September 2002, SJG filed with the BPU to maintain its current LGAC rate through October 2003.

   During 2002, the BPU convened a gas policy group to address Basic Gas Supply Service (BGSS), which is the gas supply service being provided by the natural gas utility. On December 18, 2002, the BPU approved the proposed BGSS price structure which was submitted by the gas policy group. When the BGSS is implemented in 2003, customers will be able to make more informed decisions about choosing an alternate supplier by having a utility price structure that more currently reflects market conditions. Further, BGSS will provide SJG with more pricing flexibility, through automatic rate changes, resulting in the reduction of over/under-recoveries. The BGSS approved price structure will replace the current LGAC pricing structure. However, other LGAC-related mechanisms, such as deferred accounting treatment, the sharing of pre-tax margins generated by interruptible and off-system sales and transportation, and the allowance for full recovery of natural gas costs, will remain in place under BGSS.

   In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs that are recovered through its RAC; energy efficiency and renewable energy program costs recovered through its CRA Clause (renamed in December 2002 as the New Jersey Clean Energy Programs); consumer education program costs; and low income program costs. If approved, the rate increase filed would provide for an annual recovery level of $13.7 million, representing an annual increase of approximately $7.0 million over the $6.7 million recovery currently included in rates.

   Also in August 2002, SJG filed a petition with the BPU to transfer its appliance service business from the regulated utility into a newly created unregulated company. As filed, the newly created company would have the flexibility to be more responsive to competition and customer needs by expanding and modifying its service offerings in an unregulated environment.

10. Unused Lines of Credit and Compensating Balances:

   Unused lines of credit available at December 31, 2002 were $30.5 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 2.28% and 3.08% at December 31, 2002 and 2001, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

11. Pensions & Other Postretirement Benefits:

   SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

   In 2002, we changed the actuarial valuation measurement date for our pension plans from September 30 to December 31 to conform to the measurement date used for our postretirement health care plans and to better reflect the actual pension balances as of SJI's balance sheet dates. This change had no significant effect on 2002 or prior years' pension expense.

   The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $3.8 million at December 31, 2002 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

   Net periodic benefit cost related to the pension and other postretirement benefit insurance plans consisted of the following components:

                                                      Thousands of Dollars
                                    Pension Benefits                      Other Benefits
                            2002         2001        2000         2002         2001        2000
                          -----------------------------------------------------------------------
Service Cost              $  2,237     $  2,120    $  1,988     $   1,131    $  1,063    $   996
Interest Cost                5,029        4,923       4,577         2,355       1,898      1,746
Expected Return on
 Plan Assets                (4,567)      (5,314)     (4,790)       (1,046)       (895)      (726)
Amortization of
 Transition Obligation          72           72          72           772         772        772
Amortization of Loss
 (Gain) and Other              838          372         320            73          (3)       (78)
                          -----------------------------------------------------------------------
Net Periodic
 Benefit Cost             $  3,609     $  2,173    $  2,167     $   3,285    $  2,835    $ 2,710
                          =======================================================================

   A reconciliation of the plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                             Thousands of Dollars
                                  Pension Benefits        Other Benefits
                                   2002       2001        2002     2001
                                 ------------------------------------------
Change in Benefit Obligations:
Benefit Obligation at Beginning
   of Year                       $ 72,540   $ 64,086    $ 28,629  $  24,807
   Service Cost                     2,237      2,120       1,131      1,063
   Interest Cost                    5,029      4,923       2,355      1,898
   Actuarial Loss (Gain)
    and Other                       5,738      4,606        (103)     1,606
Benefits Paid                      (4,438)    (3,195)     (1,039)      (745)
                                 ------------------------------------------
Benefit Obligation at
   End of Year                   $ 81,106   $ 72,540    $ 30,973   $ 28,629
                                 ==========================================

Change in Plan Assets:
Fair Value of Plan Assets at
    Beginning of Year            $ 50,358   $ 60,084    $ 13,465   $ 11,970
    Actual
    Return on Plan Assets          (3,508)    (9,031)     (1,529)      (619)
    Employer Contributions         20,700      2,500       2,939      2,859
    Benefits Paid                  (4,438)    (3,195)     (1,040)      (745)
                                 ------------------------------------------
Fair Value of Plan Assets at
    End of Year                  $ 63,112   $ 50,358    $ 13,835   $ 13,465
                                 ==========================================
Funded Status:                   $(17,994)  $(22,182)   $(17,138)  $(15,164)
   Unrecognized Prior
    Service Cost                    3,165      3,536           -          -
   Unrecognized Net
    Transition Obligation              72        143       7,718      8,489
   Unrecognized Net
    Loss (Gain) and Other          28,955     15,609       2,337        (63)
                                 ------------------------------------------
Accrued Net Benefit Cost at
   End of Year                   $ 14,198   $ (2,894)   $ (7,083)  $ (6,738)
                                 ==========================================

Amounts Recognized in the
Statement of Financial Position
Consist of:
  Accrued Benefit Liability      $ (4,693)  $ (8,785)   $ (7,083)  $ (6,738)
  Intangible Asset                  3,237      2,521           -          -
  Accumulated Other
  Comprehensive Income             15,654      3,370           -          -
                                 ------------------------------------------
  Net Amount Recognized
      at End of Year             $ 14,198   $ (2,894)   $ (7,083)  $ (6,738)
                                 ==========================================

   The accumulated benefit obligation of SJI's pension plans at December 31, 2002 and 2001 was $67.8 million and $59.1 million, respectively.

   At December 31, 2002 and 2001, SJI recorded additional minimum pension liabilities of $18.9 million and $5.9 million, respectively, which we reflected in the consolidated balance sheets under the caption Pension and Other Postretirement Benefits. These liability adjustments resulted from decreases in the fair value of plan assets, which were due to the declining stock market, and decreases in the discount rates over the past two years.

   SJI also has unqualified pension plans provided to certain officers and outside directors which are unfunded. The aggregate accrued net benefit obligation of such plans as of December 31, 2002 and 2001 was $3.9 million and $3.7 million, respectively.

   Assumptions used in the accounting for these plans were:

                                    Pension Benefits       Other Benefits
                                    2002      2001         2002      2001
                                   ---------------------------------------
Discount Rate                       6.75%     7.25%        6.75%     7.25%
Expected Return on Plan Assets      9.00%     9.00%        7.50%     7.50%
Rate of Compensation Increase       3.60%     4.10%          --        --

   The assumed health-care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 2002 are: Medical and Drug - 7.5% in 2002 for participants age 65 or older; and 12.0% in 2002 for participants under age 65; Dental - 7.5% in 2002. All three of these rates grade to 5.0% in 2016 and remain level thereafter.

   A 1% change in the assumed health-care cost trend rates for SJI's postretirement health care plans in 2002 would have the following effects:

                                            Thousands of Dollars
                                           1% Increase  1% Decrease
                                           -----------  -----------

Effect on the aggregate of the
 service and interest cost components         $  515      $  (423)
Effect on the postretirement benefit
 obligation                                   $4,670      $(4,836)

12. Retained Earnings:

   Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was $76.2 million as of December 31, 2002.

13. Income Taxes:

   Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                  Thousands of Dollars
                                             2002         2001          2000
                                          ------------------------------------
Tax at Statutory Rate                     $  17,436    $  16,157     $ 15,208
Increase (Decrease) Resulting from:
  State Income Taxes                          3,143        2,857        3,167
  ESOP                                         (489)           -            -
  Amortization of Investment Tax Credit        (347)        (347)        (335)
  Tax Depreciation Under Book
   Depreciation on Utility Plant                664          664          664
  Other - Net                                    (3)         (36)           5
                                          ------------------------------------
Income Taxes:
  Continuing Operations                      20,404       19,295       18,709
  Discontinued Operations                      (232)        (362)        (329)
  Cumulative Effect of a Change
   in Accounting Principle                        -          103            -
                                          ------------------------------------
Net Income Taxes                          $  20,172     $    19,036  $ 18,380
                                          ====================================

The provision for Income Taxes is comprised of the following:

                                                   Thousands of Dollars
                                             2002          2001          2000
                                         --------------------------------------
Current:
  Federal                                $     3,044     $  8,306    $    2,801
  State                                        3,017        3,678         2,052
                                         --------------------------------------
      Total Current                            6,061       11,984         4,853
                                         --------------------------------------
Deferred:
  Federal:
    Excess of Tax Depreciation Over
     Book Depreciation - Net                  10,960        4,668         5,220
    Deferred Fuel Costs                       (3,728)         794        12,157
    Environmental Costs - Net                 (1,490)      (1,850)       (2,504)
    Alternative Minimum Tax                     (495)       2,851        (1,694)
    Benefit of State Tax                         636          251          (984)
    Prepaid Pension                            5,743            -             -
    Deferred Regulatory Costs                  1,543          175            69
    Other - Net                                 (297)          51          (894)
  State                                        1,818          718         2,821
                                         --------------------------------------
      Total Deferred                          14,690        7,658        14,191
                                         --------------------------------------
Investment Tax Credit                           (347)        (347)         (335)
                                         --------------------------------------
  Income Taxes:
    Continuing Operations                     20,404       19,295        18,709
    Discontinued Operations                     (232)        (362)         (329)
    Cumulative Effect of a Change
     in Accounting Principle                       -          103             -
                                         --------------------------------------
Net Income Taxes                          $   20,172     $ 19,036    $   18,380
                                         ======================================


The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:

                                                       Thousands of Dollars
                                                        2002          2001
                                                    --------------------------
Current:
  Deferred Fuel Costs                               $    20,368     $ 25,054
  Derivatives / Unrealized Gain                           3,595        1,435
  Other                                                     855          140
                                                    --------------------------
      Current Deferred Tax Liability - Net          $    24,818     $ 26,629
                                                    ==========================
Non-Current:
  Book versus Tax Basis of Property                      98,839       85,569
  Prepaid Pension                                         7,117            -
  Environmental                                             878        2,761
  Excess Protected                                        3,160        3,225
  Deferred Regulatory Costs                               3,873        1,660
  Minimum Pension Liability                              (6,395)      (1,382)
  Deferred State Tax                                     (2,678)      (2,126)
  Investment Tax Credit Basis Gross Up                   (2,070)      (2,249)
  Alternative Minimum Tax                                (2,089)      (1,080)
  Other                                                  (2,745)      (1,661)
                                                    --------------------------
      Non-Current Deferred Tax Liability - Net      $    97,890     $ 84,717
                                                    ==========================

14. Commitments and Contingencies:

   Construction and Environmental - SJI's estimated net cost of construction and environmental remediation programs for 2003 totals $57.8 million. Commitments were made regarding some of these programs.

   Gas Supply Contracts - SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2003. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.0 million per month, recovered on a current basis through the LGAC.

   Pending Litigation - SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to these claims when we can determine the amount or range of amounts of likely settlement costs for those claims. Among other actions, SJI has been named in certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

   Parental Guarantees - In 2002, the FASB released Interpretation No. 45 (FIN
   45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires companies to disclose the nature of its guarantees or indemnification agreements for interim and year-end financial statements ending after December 15, 2002. As of December 31, 2002, SJI had issued $96.6 million of parental guarantees on behalf of its subsidiaries. Nearly two-thirds of these guarantees expire within one year with the remainder having no expiration date. The vast majority of these guarantees was issued as a guarantee of payment to third parties with whom our subsidiaries have commodity supply contracts. As of December 31, 2002, these guarantees support $13.5 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $7.1 million related to Marina's construction activity.

   Standby Letters of Credit - SJI provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort. This letter of credit was reduced to $6.4 million as of December 31, 2002.

   As of December 31, 2002, SJI also provided $39 million of standby letters of credit supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority by Marina. Commercial banks have committed to issue up to $46 million of annually renewing letters of credit to support development of Marina's thermal plant project.

   Environmental Remediation Costs - SJI incurred and recorded costs for environmental clean up of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental clean up of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

   SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This policy will be in force until 2024 at 10 sites and until 2029 at one site.

   Since the early 1980s, SJI accrued environmental remediation costs of $137.2 million, of which $85.1 million has been spent as of December 31, 2002. With the assistance of a consulting firm, we estimate that future costs to clean up SJG's sites will range from $48.2 million to $143.9 million. We recorded the lower end of this range as a liability. It is reflected on the 2002 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the clean up of SJG's former gas manufacturing sites.

   SJG has two regulatory assets associated with environmental costs (See Note
   1). The first asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of Statement No.
   71. The BPU allows SJG to recover expenditures through the RAC (See Note 9).

   The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a deferred debit with the corresponding amount reflected on the consolidated balance sheets under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under Statement No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods.

   As of December 31, 2002, we reflected SJG's unamortized remediation costs of $6.5 million on the consolidated balance sheet under the caption Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $34.8 million through rates (See Note 9).

   With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.7 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption Loss from Discontinued Operations - Net.

   SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.3 million, while SJF's estimated liability ranges from $1.1 million to $4.9 million for its three sites. We recorded the lower ends of these ranges on the consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2002.